[JPMorgan Letterhead]

July 29, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Republic Companies Group, Inc.
Registration Statement on Form S-1 (SEC File No. 333-124758)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Republic Companies Group, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 2:00 p.m., Eastern time, on August 2, 2005, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that through the date hereof, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated July 19, 2005 (the “Preliminary Prospectus”):

No. of Copies
Prospective Underwriters	6,425
Dealers	0
Institutions	76
Others	5

Total	6,506

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they have complied and will continue to comply with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES INC.

BANC OF AMERICA SECURITIES LLC

KEEFE, BRUYETTE AND WOODS, INC.

SANDLER O’NEILL & PARTNERS, L.P.

As Representatives of the several Underwriters

By:	J.P. Morgan Securities Inc.

By:	/s/ John Bertone
Name:	John Bertone
Title:	Vice-President

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